Mail Stop 3561

March 6, 2007

By Facsimile and U.S. Mail

Mr. James D. Sinegal
President and Chief Executive Officer
Costco Wholesale Corporation
999 Lake Drive
Issaquah, Washington   98027

       Re: Costco Wholesale Corporation
           Form 10-K for the Fiscal Year Ended September 3, 2006
           Filed November 17, 2006
           Form 10-Q for the Fiscal Quarter Ended November 26, 2006
           Filed December 22, 2006
           File No. 0-20355

Dear Mr. Sinegal:

We have reviewed your response letter dated February 9, 2007 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended September 3, 2006

General

1.   Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 11 – Staff Accounting Bulletin No. 108, page 71

2. We have read your response to comment 10 of our letter dated January 26, 2007. The SAB 108 transition provisions provide for a cumulative effect adjustment for errors determined to be immaterial in prior periods under an issuer's previous and properly applied methodology, and after considering appropriate qualitative factors, but that are material to those periods based on the guidance of SAB 108. SAB 99 notes that a materiality evaluation must be based on all relevant quantitative and qualitative factors. Based on your facts and circumstances, and given the subject matter of the review, it is unclear whether the use of the one-time cumulative effect adjustment permitted by SAB 108 is appropriate. Please provide your annual SAB 99 materiality analysis explaining how you determined that all of the errors, not just those related to misdating of stock option grants, related to each prior period were immaterial on both a quantitative and qualitative basis. Please ensure your response addresses all of the qualitative factors outlined in SAB 99 and any other relevant qualitative factors. Please also provide additional detail with respect to the employee grants after the grant date.

Form 10-Q for the Fiscal Quarter Ended November 26, 2006

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 8. Subsequent Event, page 15

3. We have read your response to comment 11 of our letter dated January 26, 2007 regarding your estimate of an additional $70 million pre-tax charge for adverse employee tax consequences arising from the misdating of stock option grants. With respect to Internal Revenue Service Code Section 409A, it is our understanding that these regulations existed prior to the completion in October 2006 of your internal review of stock option grant practices. Please clarify to us what options were being discussed by management during the course of the internal review with regard to employee tax liabilities. Please tell us if the report prepared by the Special Committee reviewing the stock option grant practices discussed the adverse tax consequences facing your employees, and perhaps made any recommendations regarding these employee tax liabilities.

General

Mr. James D. Sinegal
Costco Wholesale Corporation
March 6, 2007
Page 3

        Please send us your response to our comments within ten business days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

        You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3725 with any other questions.

                        Sincerely,

                        Michael Moran
                        Accounting Branch Chief